EXHIBIT 99.1

Golar LNG Limited Announces Proposed Offering of $500 Million of Convertible Senior Notes due 2030

Hamilton, Bermuda, June 25, 2025 – Golar LNG Limited (the “Company”) (NASDAQ: GLNG) announces today that it intends to offer, subject to market and other conditions, $500 million aggregate principal amount of Convertible Senior Notes due 2030 (the “Notes”) in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Company also intends to grant the initial purchasers of the Notes a 30-day option to purchase up to an additional $75 million aggregate principal amount of the Notes in connection with the offering.

In connection with the offering of the Notes, certain of the Company’s directors and officers have provided an indication of interest to purchase the Company’s common shares from investors in the offering of the Notes, and certain entities controlled by or affiliated with the Company’s directors have provided an indication of interest to purchase Notes at the initial offering price.

The Notes will be senior, unsecured obligations of the Company, pay interest semiannually in arrears on June 15 and December 15, mature on December 15, 2030, and be convertible into the Company’s common shares, cash, or a combination of shares and cash, at the Company’s election.

The Company intends to use the net proceeds from the sale of the Notes (including any Notes sold pursuant to the initial purchasers’ option to purchase additional Notes, if exercised) to repurchase up to 2.5 million of the Company’s common shares in connection with the offering of the Notes and for general corporate purposes, which may include, among other things, future growth investments including a contemplated fourth FLNG unit, MKII FLNG conversion costs, FLNG Hilli redeployment costs, repaying indebtedness, and funding working capital and capital expenditures.

IMPORTANT INFORMATION
This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale would be unlawful. Any offer of the Notes will be made only by means of a private offering memorandum.

The Notes and the shares of common stock issuable upon conversion of the Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from registration requirements under the Securities Act and applicable state securities laws.

This announcement contains information about a pending transaction and there can be no assurance that this transaction will be completed.

FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “will,” “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “subject to” or the negative of these terms and similar expressions are intended to identify such forward-looking statements and include statements related to the proposed offering of the Notes, the expected terms and conditions, the intended use of proceeds and other non-historical matters.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict and which could cause actual outcomes and results to differ materially from what is expressed or forecasted in such forward-looking statements. Such risks include the risk that the offering of the Notes does not proceed on the terms described herein or at all and risks relating to the actual use of proceeds and other risks described in our most recent annual report on Form 20-F filed with the SEC.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
June 25, 2025Investor Questions: +44 207 063 7900
Karl Fredrik Staubo – CEO
Eduardo Maranhão – CFO
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

This announcement is not being made in and copies of it may not be distributed or sent into any jurisdiction in which the publication, distribution or release would be unlawful.